SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 (FILE No. 333-116323) OF EMBRATEL PARTICIPAÇÕES S.A. AND EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

EMBRATEL PARTICIPAÇÕES S.A.
Joint Stock Corporation under Brazilian Law, registered as a Corporate Taxpayer with the Finance Ministry under No. CNPJ/MF 02.558.124/0001-12
NIRE No. 3330026237-7

Summary Minutes of the Extraordinary General Meeting of
Stockholders held July 23, 2004, at 5 pm
(free translation from Portuguese original)

1.     Date, Time and Place: July 23, 2004, at 5 pm in the Company’s registered offices, located at Rua Regente Feijó, No. 166, suite 1687-B, in the downtown (Centro) district, City and State of Rio de Janeiro (RJ).

2.     Call to Meeting: Notices published, in the manner provided by Article 124 of the Brazilian Corporation Law (No. 6404/76), in the July 7, 8 and 9, 2004 editions of Valor Econômico and the Rio de Janeiro Official State Gazette. The cited notices were made available to interested parties on the table, with reading and transcription thereof having been waived.

3.     Stockholders Present: Presence of stockholders of Embratel Participações S.A. representing more than 51.87% of the voting capital was confirmed, according to the registrations and signatures contained in the Company’s Book for Presence of Stockholders. Also present were Mr. Norbert Glatt and Ms. Cláudia Silva Araujo de Azerêdo Santos, in their capacity as representatives of the Company’s administration, and Messrs. Edson Giraldo and Erasmo Simões Trogo, full members of the Audit Committee.

4.     Table: In the manner provided by Article 13 of the Company Bylaws, the proceedings were presided over by the Vice-President of the Board of Directors, Mr. Dilio Sergio Penedo, who called upon Ms. Cláudia Silva Araujo de Azerêdo Santos to serve as Secretary and record these Summary Minutes.

5.     Decisions: 5.1. Unanimous approval was granted by the Stockholders present for these Minutes to be drawn up in summary form and that publication hereof be made with omission of the signatures of the Stockholders present, as allowed, respectively, by paragraphs §§ 1 and 2 of Art. 130 of Law No. 6404/76.
5.2. In light of the resignations submitted by the members of the Board of Directors, a vote was taken to elect the members who will comprise the Board of Directors to fill out the terms of office of the Board Members who have just resigned until the Annual General Meeting of the year 2007 is held. The following persons were appointed by Stockholder Startel Participações Ltda.: (a) Mr. Carlos Henrique Moreira, Brazilian, married, engineer, bearer of identity card No. 12544-D issued by the Rio de Janeiro Chapter of the Regional Engineering, Architectural and Agronomy Council (CREA-RJ), registered as na individual income taxpayer with the Ministry of Finance (CPF/MF) under No. 005.215.077-015, resident and domiciled in this City, with commercial address at Rua Mena Barreto, No. 42 – 7th floor, Botafogo district, City and State of Rio de Janeiro; (b) José Formoso Martínez, Mexican, married, engineer, bearer of Mexican Passport No. AGUC194, valid through August 18, 2008, resident and domiciled at Encino Grande, No. 98 casa 09 Tetelpan, Alvaro Obregon, Mexico, D.F.; (c) Maria Silvia Bastos Marques, Brazilian, divorced, business executive, bearer of identity card No. 81.272.167-8 issued by the Felix Pacheco Institute of Rio de Janeiro (IFP/RJ) and tax registration No. CPF/MF 459.884.477-91, resident and domiciled at Avenida Epitácio Pessoa, No. 900, Apt. 102, Lagoa district, City and State of Rio de Janeiro; (d) Alberto de Orleans e Bragança, Brazilian, married, attorney, registered with the Rio de Janeiro Chapter of the Brazilian Bar Association (OAB/RJ) under No. 39.678 and tax registration No. CPF/MF 416.047.507-82, with commercial address at Avenida Rio Branco, No. 01, 14th floor A, Centro, City and State of Rio de Janeiro; (e) Dilio Sergio Penedo, Brazilian, married, engineer, bearer of identity card No. RG 32173450-6 issued by the São Paulo State Secretary of Public Safety (SSP-SP), tax registration No. CPF/MF 024.211.787-20, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, No. 1012/15th floor, Centro, City and State of Rio de Janeiro; (f) Joel Korn, Brazilian, divorced, economist, bearer of identity card No. 3.361.224-3 issued by the IFP/RJ and tax registration No. CPF/MF 042.864.568-20, resident and domiciled at Avenida Rui Barbosa, No. 348, Apt. No. 1701, district of Flamengo, City and State of Rio de Janeiro; and (g) Oscar Von Hauske, Mexican, married, accountant, bearer of Mexican Passport No. 98360026661, resident and domiciled at Paseo del Río 111, casa 46, Colonia Chimalistac, CP 01070, México, D.F. The members of the Board of Directors were unanimously elected by the Stockholders present. The members of the Board of Directors just elected shall remain in office to fill out the terms of the Board Members who have just resigned, that is, until the Annual General Meeting of Stockholders to be held in 2007, or until such time as they are dismissed or replaced by the General Meeting of Stockholders, and they hereby declare that they have not been convicted of any crimes that would prevent them from engaging in commercial activities, pursuant to the provisions contained in Article Art. 147, paragraphs 1 and 2 of Law No. 6404/76. As there was no further business to attend to, the proceedings were suspended for the time required to draw up these Summary Minutes. When the session was re-opened, the minutes were read, found to be in order and signed by all those present.

SIGNATURES:

____________________________________________
Dilio Sergio Penedo
President of the Table

____________________________________________
Cláudia Silva Araujo de Azerêdo Santos
Secretary

____________________________________________
Norbert Glatt

____________________________________________
Edson Giraldo
Full Member of the Audit Committee

____________________________________________
Erasmo Simões Trogo
Full Member of the Audit Committee

____________________________________________
Startel Participações Ltda

____________________________________________
New Startel Participações Ltda.

____________________________________________
Aegontransamerica Ser Fund Inc V K AC Int A

____________________________________________
The California State Teachers Retiment Sy

____________________________________________
The Master T B of Japan Ltd Re Mtcb40003514

____________________________________________
José Teixeira de Oliveira

___________________________________________
Gilberto Souza Esmeraldo

___________________________________________
Luis Fernando Da Motta Rodrigues

___________________________________________
Alberto de Orleans e Bragança

_______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2004

Embratel Participações S.A.

By:	/S/ Norbert Glatt
Norbert Glatt Title: Economic and Finance Director & Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.